UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2016

TELECOM ITALIA S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

TIM: Agostino Nuzzolo new Head of Legal Affairs

Rome, 16 December 2016

TIM hereby informs that as of 10 January 2017 Agostino Nuzzolo takes responsibility of the Legal Affairs division; Nuzzolo enters in TIM as General Counsel.

Agostino Nuzzolo does not hold company shares.

Curriculum Vitae is attached.

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

Telecom Italia Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investor_relations

CURRICULUM VITAE

Agostino Nuzzolo, born in Caserta (Italy), on April 12, 1968 Italian qualified lawyer

PROFESSIONAL EXPERIENCES

•	July 2016: General Counsel and Operational Director in Italmobiliare SpA, investment holding company, listed in Milan stock exchange, with the responsibility of coordinating all the non-financial activities (legal, corporate affairs, tax, HR and general services). I’m also secretary to the Board.

•	February 2016 - June 2016: HR, Organization and Information Technology Director (ad interim and in addition to the General Counsel position) of Italcementi Group, directly reporting to the CEO.

•	September 2014 - June 2016: Legal, Corporate, Tax and Compliance Director (General Counsel) of Italcementi Group, directly reporting both to the CEO and Chairman, for Corporate Affairs.

May 2008 – September 2014 Legal, Tax and Compliance Director of Italcementi Group, directly reporting to the CEO.

May 2006 – May 2008: Tax Manager of Italcementi Group, directly reporting to the Administration & Control Director.

•	July 1986 - May 2006, started as officer cadet at the Military Academy of the Guardia di Finanza in Bergamo (1986-90). During my career I was in charge of managing and supervising the daily activities and inspections for the purpose of combating tax and finance criminal activities as well as training of military cadet and other personnel in the Academy, lately assigned both to national and international units and operations. In the last appointment, I served as Lieutenant Colonel, Head of Analysis and Studies within the Commanding General Office in Rome. I was also a member of the OECD commission (jointly Italy and US) in charge of verifying the effective implementation in Japan of the OECD Convention against Corruption (February-April 2006).

ACADEMIC EXPERIENCE

•	Adjunct Professor, in International Taxation at University of Bologna, Italy (School of Economics, Management and Statistics), for 2013/14, 2014/15 and 2015/16 academic years; adjunct professor in International Taxation at University of Roma Tre for 2010/2011 academic year.

ARTICLES AND OTHER PUBLICATIONS

•

Regular contributor since 1998 to articles and reviews published on tax magazines and tax manuals, inter alia: “La nuova Imposta sul Reddito delle Società”, 2004, Maggioli; “Il nuovo regime tributario delle operazioni con i paradisi fiscali”, 2004, Maggioli; “I reati informatici”, 2004, Maggioli; il

“Codice delle ispezioni e verifiche tributarie”, 2005, La Tribuna; “Guida all’antiriciclaggio”, 2006, Il Sole 24 Ore; il “Codice del processo tributario”, 2007, La Tribuna; “La Tutela dei soci”, 2008, Giappichelli; “Manuale di governance fiscale”, IPSOA, 2011; Manuale del transfer pricing”, IPSOA, ed. 2009, 2012 e 2015; “Manuale di Fiscalità Internazionale”, IPSOA, ed. 2010, 2012 e 2014; “Commesse all’Estero: disciplina fiscale e profili contrattuali”, IPSOA, 2015.

SCHOLARSHIPS

•	Economics Graduate (November 1995), University of Bergamo, 110/110 cum laude;

•	Law Graduate (October 1999), University of Milan, 108/110;

•	Graduate in Scienze della Sicurezza Economico-finanziaria (September 2003), University of Tor Vergata di Roma, 110/110 cum laude.

•	Post-University Degree in Corporate Taxation, Scuola Polizia Tribuataria Guardia di Finanza in cooperation with Bocconi University, Milan (October 2001/July 2003) and admission to the bar (Italian Attorney).

•	Regular member and speaker to Confindustria (Comitati Fisco e Fisco Internazionale), ANDAF – Associazione Nazionale Direttori Amministrativi e Finanziari (Comitato Fisco) and Comitato Scientifico della Collana di Fiscalità Internazionale, IPSOA; Delegato per la legalità, FEDERBETON - Federazione delle Associazioni della Filiera del Cemento.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the nine months ended September 30, 2016 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2016-2018 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2016

TELECOM ITALIA S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager